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Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen

Office of Natural Resources

Division of Corporate Finance

Re:	Andeavor Logistics LP

Amendment No. 1 to Registration Statement on Form S-4

Filed September 20, 2017

File No. 333-220088

On behalf of our client, Andeavor Logistics LP (“ALLP” or “we”), we are writing in response to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a telephone conversation on September 26, 2017 with respect to ALLP’s Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-220088) filed on September 20, 2017 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). All page references contained in our responses below are to the pages of Amendment No. 2 in the form filed today with the Commission. Capitalized terms used but not defined in this letter have the meanings set forth in Amendment No. 2.

In response to the Staff’s comments, we have revised the Registration Statement to disclose the seven selected transactions that were considered by Citi in observing implied premiums in mergers between MLPs with operations in the midstream energy industry and to provide additional rationale for the selection of such transactions. Please see page 59 of Amendment No. 2.

* * * * *

September 26, 2017

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Sean T. Wheeler
Sean T. Wheeler
Latham & Watkins LLP

Cc:	Gregory J. Goff

President and Chief Executive Officer

Andeavor Logistics LP